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                         Filed by CBOT Holdings, Inc.
                         Subject Company--CBOT Holdings, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

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The following are the prepared remarks of the Chairman of the CBOT given at a meeting of CBOT members on April 24, 2002.


                   Remarks By Chairman Nickolas J. Neubauer
                        CBOT Member Information Meeting
                                April 24, 2002


     Thank you for attending today's information meeting, either in person or via Membernet. Since our last meeting we have had an election and our first Board meeting. Let me discuss those events, plus our finances, membership value and restructuring issues, and the status of the AM's and other membership interest holders' lawsuit against other members.

1.   March 28 Election

     I am very happy with our election results and I am looking forward to working with our new directors. The candidates spoke to the issues and I congratulate all of them, whether or not successful, for educating all of us on the issues before our exchange.

     I have talked to all the new directors and you can be assured that they will be hard workers on your behalf. Gary Sagui and Howard Feiler are especially interested in member opportunity issues, Jack Callahan in technology, Walt Weissman in being sure that our open auction and electronic trading platforms constitute a single pool of liquidity and C.
     C. Odom is interested in many issues, especially lessor issues.

     I plan to give special responsibilities to all those people in their areas of interest.

2.   First Board Meeting

     Our first Board meeting was very productive as we made important decisions on pricing and fees.

     We are waiving the Floor Technology/Floor Efficiency service charges for the 3rd and 4th quarters of 2002. As you know, our financial results remain strong and we will be considering further fee revisions at future Board meetings.

     Effective June 1, 2002, we are waiving the 20 cents per contract charge for individual and institutional members trading Dow Jones stock index products, either on open auction or electronic platforms. Effective October 1, 2002, we are waiving the $200 per month fee for IDEM badge holders executing Dow Jones trades.

     You may remember we established these charges last year as a way to keep the Dow Jones products while seeing that its licensing fees were paid for in a fair way. Now that our marketing efforts are paying off, we can waive these fees.

     Effective May 1, 2002, we are changing the fee for open auction customer financial future products to 30 cents per side. Currently, this is the fee now paid by our high volume customers but for the remainder of this year, we are extending this fee to all our customers in these contracts.

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     We have had an excellent response to these fee reductions from our FCM's.
     Let me share one e-mail with you:

          "Realizing all of you at the CBOT are constantly besieged by we FCM's for fee reductions, I want to take this opportunity to thank you for the recent fee "adjustments". It's obvious the CBOT is recognizing their customers' business. Any effort taken to reduce our costs and increase efficiencies for our clients, and firm, in our present competitive environment, is much appreciated."

     We were happy to take these steps to reward our FCM's and customers for their business. Both open auction and electronic platforms are doing good volume. For the first quarter, customer orders in open auction were about 27% of volume while on our electronic trading platform, about 19%. This is about the same as in 2001 and shows that customers are active participants on both.

     As you know, we currently plan to invest $24 million this year to further electrify our open auction platform, i.e., to make it as technically efficient as our electronic match platform. Over the last three years we invested about $100 million to bring the electronic platform to our customers and we are now finally seeing a return on that investment. It was a major purpose of our pricing study last year to see that we charge appropriately so that we continue to have the financial resources necessary to provide good customer service.

     During that same time period, we spent very little to improve our open auction processes. It is a tribute to the vitality of that platform and to our members that we could go so long without making such necessary investments. As a "thank you" to our customers while they await the new enhancements to come from our planned $24 million investment, our Board has extended the open auction customer exchange fee for financial futures to 30 cents to all customers. This is the charge currently set only for high volume customers but as a thank you, we are extending this rate to all for the remainder of this calendar year.

     Our pricing strategy takes into account four variables - our two platforms, open auction and electronic, and two profit centers, member level and corporate level. Our challenge is to maximize profit considering all four together as part of one business plan that serves our customers with a single deep pool of liquidity.

3.   Finances

     Our first quarter 2002 financials will soon be released. I can tell you that our volume so far this year is averaging over 1,160,000 contracts per day, which is 20% higher than our budget forecast of 965,000. We continue to keep control of our expenses and that is why I can assure you that our finances are sound.

     Our seat prices and lease rates, another important part of finances, are not doing well.

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     Let me say first of all that I agree wholeheartedly with new Director Walt
     Weissman's post on Tradetalk, to the effect that we are not here to artificially inflate seat prices or lease rates but to create a sound business plan and grow member profits and corporate profits together. If we concentrate on that, membership value should increase.

     That being said, why have our seat prices and lease rates dropped? I can assure you that at the CBOT our finances are still excellent (over $50 million in unrestricted cash balance at year-end 2001), and our business plan is sound (including $24 million in technology investments planned for this year). We have excellent management, and our markets, while not as good as they could be, are decent.

     In December 2000, our seat prices were $80,000 to $100,000 below the CBOE and about 700 of our seats were being used at our sister exchange. Today our memberships are about $80,000-$100,000 over the CBOE seat price, even though today about 630 of our memberships are used there.

     I have talked to the CBOE leadership and I know that the stock market slowdown has seriously impacted their membership value. They are taking steps to improve the CBOE's competitiveness. Obviously, this is important to us since their economic well being has an impact on our membership values.

     The CBOE has some major problems that thankfully we do not have: for example, internalization of orders by firms (i.e., crossing of orders such that CBOE members quote the market but don't get the trade).

     One of our members described the situation in a recent Tradetalk post:

          "I traded Cisco options on the CBOE for over 6 years. As a pit we always allowed [crossing] so we could keep the paper. It is an understatement to say this occurred `often the same day in the same pit'. It occurred all day long, every day ... That's why I left [the CBOE] and why their seats are [so low]."

     I would like to thank Leo Melamed for his excellent speech to the Federal Reserve Bank in Chicago. His remarks can be found in a February 26, 2002 posting on Tradetalk and they should be required reading for all our members. He tells us we:

          " ... Must resist the temptation to serve solely immediate demands, we must be wary of what our competition wants us to become ... [our competitors] real motivation is to control their customers' order flow. They want to internalize their dealings, take the markets upstairs and exploit the profit from the bid/ask spreads.

          In doing so, they will no doubt make lots of money, but there will be at least two fundamental casualties in their wake. The first will be in the

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          transparency implicit in the exchange transaction process, one that is vital to the world and its regulators.

          Need we explain the inherent dangers in the loss of transparency in financial transactions? Need we revisit the causes of the Enron debacle?"

     Internalization takes the orders away from the openness and transparency of a regulated exchange. Consider Enron: according to news reports, its operations were so opaque it could construct a phony trading room that fooled visiting stock analysts. In December, 2000, it was able to create sham trades to "create the illusion of an active, volatile market" according to California state utility officials.

     In contrast, regulated public exchanges like ours continually welcome visitors and representatives from government to our trading floors. We are happy that our financial pits are regularly shown on CNBC and other television networks.

     Let us be clear that becoming a low cost utility where orders can be crossed or internalized is bad both for us and our customers. You can be sure that our Board of Directors is well aware of these issues and I am happy that they were discussed in our recent election. We are here to serve the customer with open transparent markets on a level playing field. Our duty to our customers and the market is to see that our exchange continues to stand for the principles of Integrity, Liquidity and Flexibility.

4.   Membership Value

     During the late 1990's, CBOE trading opportunities were a source of value in our seats and over 700 of our memberships were employed there. With the stock market slow down affecting the CBOE, the main thing for us to do is to continue to execute our business plan. Let me discuss two important parts that are especially important to membership value.

     The first is the continued development of new products like Swaps, e-mini Dow, and X-Funds.

     The Swaps pit has improved greatly with the addition of a large market maker under our market maker program. The open interest is now over 24,000 contracts. My goal is to see this become a substantial open auction pit.

     Bernie Dan has made agreements with market makers to develop trade in an e-mini Dow, with a $5 multiplier. The e-mini S&P and Nasdaq do at least 150,000 contracts daily and sometimes over 250,000 each, and, most recently, the e-mini S&P did over 400,000. If we can achieve decent volume numbers in our e-mini Dow contract, this will greatly benefit the exchange and the Dow complex especially.

     As to X-Funds, these are products with great potential but so far volume has been low. I feel that Bernie and his business development team can grow these products and take full advantage of their potential.

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     My point is this: we need new products to enhance member opportunity. If
     CBOT seats at the CBOE come back, this is one way to absorb them without depressing overall member value.

     I feel that in Bernie and his business team we are finally out of the mode of putting up products that were poorly conceived and then watching them do nothing over a period of years. We all know what our goals are for new products - 2002 should see some success here.

     A second essential part of our plan is making important technology investments, i.e., electrifying open auction. Once again, the goals should be clearly understood.

     We want to make the open auction platform as technically efficient as we can. We want to provide the same quick fills as the electronic platform. By offering "point and click" functionality in both platforms, we can offer the customer a true choice as to how they want their orders filled.

     The membership is unified in wanting the two platforms to work together in providing a single deep pool of liquidity. Customers want efficient in and out processing of orders; this does not require an electronic match of orders at the market making decision point. The decision point can have all the benefits of open auction (transparency, more information, etc.) and have fast, in and out processing of orders.

     In addition, handhelds and real time trade matching could eliminate outtrades. Technology can make brokers and traders more efficient and save money and time.

     With Bill Farrow's leadership there is no reason this plan cannot be carried out. We are applying essentially "off the shelf" technology, with some modification, to our needs. So this is a second part of our business plan to enhance membership value.

     I wish I had "home run" type ideas that would cause an upward spike in membership value. Instead, we must continue on our path of sound management with "singles and doubles" and even some "triples" that focus on creating member opportunity. This approach was doing well until the recent drop in CBOE values and I believe it will lead to further success in the future.

     Our business plan is to maximize the profits of the CBOT enterprise. We have two platforms - open auction and electronic match - and two profit centers - member level and corporate level. Our challenge is to formulate a plan that maximizes profits considering all four variables and to do this by giving our customers the best possible service.

     Member profits are probably now about 5/6th of the total profits of our enterprise and these include member trading profits and brokerage. We must continually look for ways that we can enhance a member's ability to be profitable.

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     The other part of our strategy is corporate profits, e.g., fee collection, and here we will succeed if we provide great value to our customers.

     As a fee collector with only an electronic platform, we are vulnerable to competition. We don't want to become a low cost utility collecting very little.

     That is an important reason why open auction is a critical component of our business. With both platforms favoring a single deep pool of liquidity, it reduces our vulnerability to cost competition from pure electronic match platforms and it preserves a market that has open transparency with no prearrangement necessary for liquidity.

5.   Restructuring Plan

     In January I promised you a restructuring plan that you, our members, would enthusiastically endorse. Since then your Board members and I have been listening carefully to your concerns and making modifications to that plan.

     Let's start with some first principles and a little history. Our first restructuring plans in 2000 caused substantial turmoil both with our membership and that of the CBOE. Since then we have set forth a vision upon which our membership is unified.

     We have excellent leadership in David Vitale, our CEO, and our executive management group who are executing our business plan. We have a fine group of directors to monitor our progress. As I discussed, our finances are now sound.

     To continue the good management you have seen, to codify the positive changes that have taken place and, very importantly in my mind, when we are able, to allow distributions to members of the money our enterprise can make at the corporate level, the CBOT needs to be for-profit.

     Since January, 2001, substantial changes have been made to the original plan. These changes include:

          *  Maintaining a directly elected Chairman;

          * Requiring that 5 Directors (not counting the Chairman) must be members of the 9 Directors elected annually;

          * Including core rights provisions on member fee preference and open auction pit support;

          * Stapling the A and B shares together, i.e., the common stock of the holding company will be stapled to the Class B trading memberships of the exchange subsidiary until the Board decides it is time to unstaple (we believe that this ensures against dilution or loss of control

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             until the Boards decide whether stock sales to non-members are desirable an on what terms).

          * Incorporating the CBOT/CBOE settlement which is null and void unless we approve the restructuring proposal.

     Let me discuss two further modifications. First, we are going to cut to 2 million the number of authorized shares in excess of those to be issued, i.e., the number of shares to be issued will be about 39 1/2 million while the total number of authorized shares will be about 41 1/2 million.

     Many members were concerned about potential dilution or loss of control should we start with, say, 100 million authorized shares with only 39 1/2 million issued to members. Although it is customary for corporations to start out with substantially more authorized shares than are originally issued, and even though any further stock issuance would require Board approval, we feel it is better to listen to our members' concerns and start with roughly similar amounts of issued and authorized shares.

     To increase the number of authorized shares over the initial amount would require a majority shareholder vote, as this would be a change in the Certificate of Incorporation. The two million extra shares are there for some flexibility and their issuance, of course, would require Board approvals.

     Second, the Board will adopt rules to ensure that post restructuring elections will be similar to those now. As Gary Sagui, one of our newly elected directors, said, we must be sure that candidates can run for a modest amount of money and that future elections are open to petition candidates. It was always our intent to have such rules but we are going to make clear to you, our members, that this is so.

6.   AM's and other Membership Interest Categories Lawsuit

     As you know, this lawsuit was initiated in August, 2000 against other members by a group of AM's, GM's, COM's and IDEM's concerned about the allocation of corporate equity proposed in the original restructuring plan. The course of events since proves once again that litigation is wasteful, time consuming and expensive.

     Have I as Chairman made efforts to resolve this suit? Yes.

     Since January of 2001, we have wanted the suit to be resolved quickly and expeditiously by an arbitration panel.

     Let me quote from my January, 2002 Member Information Meeting just so everyone is clear on the arbitration issue in this lawsuit against other members:

          "Some members have asked me whether we at the CBOT are doing all we can to expedite a decision. The answer is, 'Yes'.

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          As you know, last January the first judge in the case believed that the case belonged in CBOT arbitration. When this ruling was overturned on appeal in December, we offered impartial arbitration by outside arbitrators to the plaintiffs.

          Our offer is this: each side picks one arbitrator, and they in turn pick a third. Plaintiffs are free to make any arguments they wish, as are the defendants. The panel then makes a decision.

          So far the plaintiffs have rejected this offer in favor of court proceedings. We believe that the allocation process employed was fair and that the allocation so determined will be upheld. We believe that either the court or an arbitration panel would so find, but we make the arbitration offer because it could lead to a fast and final result.

          Finally, I want to make the point that we have taken many steps to show our associate members and other membership interest holders that their interests have been protected and that we respect their contribution to our CBOT enterprise. Comparing year 2000 to today we are unified on a vision that supports both open auction and electronic trading platforms, we will make substantial investments next year in trading floor technology, our new pricing schedule balances the two trading platforms, we have a non-expiring member fee preference and open auction pit closure provisions in our restructuring document, and we have secured trading access for the junior members in the single stock futures joint venture."

     The plaintiffs' attorneys preferred to keep this case in Illinois courts and essentially said so to Judge Durkin in January, 2001. They only would accept arbitration if the arbitration panel was essentially a new, start from scratch allocation panel. In short, the fact that the CBOT had followed the process used by corporations generally in matters of this type, i.e., have outsiders look at this and make a decision, would be scrapped and we would start over.

     Most recently, with the concurrence of the Executive Committee and with the input of prominent associate and other interest members, I proposed a fair resolution that was not taken. However, the fair resolution that was proposed and rejected had to satisfy the plaintiffs' committee, composed of AM's, GM's, COM's and IDEM's, as well as the plaintiffs' attorneys, as well as our Full members.

     It reminds me of the motorist lost in a rural area who asks a farmer for directions. The farmer scratched his head and said, "There's no way to get there from here."

     That seems to apply to this case and it would be funny if it were not sad. Most members, full, associate and other membership interest categories, wish this were over and want to move on with a vote on restructuring.

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Consequently, the lawsuit goes on. The judge now in the case has stated he will proceed expeditiously and we hope that happens. We believe that recent decisions in this case have been favorable to the CBOT's position and we will be giving you an update soon.

Now let's hear from our CEO, David Vitale.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1988, as amended.

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